Via EDGAR Transmission

July 26, 2023

Oleg Bilinski

Chief Executive Officer

Mag Magna Corp.

325 W Washington St.,

Ste 2877 San Diego,

CA 92103

Re: Mag Magna Corp.

Amendment No. 6 to Registration Statement on Form S-1

Filed June 14, 2023

File No. 333-268561

Ladies and Gentelments,

Set forth below are the responses of Mag Magna Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 14, 2023, with respect to the Company’s Amendment No. 6 to Registration Statement on Form S-1, File No. 333-268561, initially filed with the Commission on June X, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 7 to the Registration Statement (“Amendment No. 7”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 7 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

Amendment No. 6 to Registration Statement on Form S-1 filed June 14, 2023

Use of Proceeds, page 19

1. We note that you have added a row to the use of proceeds table entitled "Software Acquisition" and have included amounts ranging from $5,500 to $30,000 based on the percentage of shares sold in the offering. However, we also note that the Software Purchase Agreement dated April 17, 2023, reflects a one-time payment of $9,000 to be paid by the company to Zoltaron Data Technics SDN. BHD. Please revise your disclosure to explain this row of the use of proceeds table.

Response: Please note that the software obtained under the Software Purchase Agreement, at a cost of $9,000, serves the purpose of accounting and analyzing primary information for poultry farming optimization and planning tasks. This software has been acquired using funds provided by our CEO, Secretary, Treasurer, and Director, Oleg Bilinski, through a loan agreement. The following expense item 'Software Acquisition' entails the purchase of software ranging from $5,500 to $30,000 upon completion of the offering.

Business Overview, page 25

2. As previously requested, where you discuss the MAGA and CHASIS components please revise your disclosure to clarify that the company will not be selling these components, or any physical products, to future customers.

Response: The Company has revised the disclosure to clarify that the company is not selling any of the components.

According to the terms of the Agreement, Ipax provides a unique chemical… page 25

Material Agreements
Software Purchase Agreement, page 30

3. Please revise your disclosure regarding the Software Purchase Agreement to name the counter party to the agreement and the purchase price paid by the company for the software.

Response: The Company revised the disclosure.

Mag Magna Corp has embarked on the development and integration of an IT product … page 6

MAG MAGNA CORP.

By:	/s/ Oleg Bilinski
Oleg Bilinski
Chief Executive Officer, Secretary, Treasurer, and Director